SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Quarterly Information” dated on March 31, 2006.

Quarterly Information

Telecomunicações de São Paulo S.A. - TELESP

Quarter ended March 31, 2006 with Special Review Report of Independent Auditors

(A free translation of the original issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

QUARTERLY INFORMATION

March 31, 2006

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

(A free translation of the original issued in Portuguese)

To the Board of Directors and Shareholders

Telecomunicações de São Paulo S.A. - TELESP

São Paulo - SP

1.	We have conducted a special review of the Quarterly Information (ITR) (Parent Company and Consolidated) of Telecomunicações de São Paulo S.A and its subsidiaries for the quarter ended March 31, 2006, which comprised the balance sheets, statements of income, the performance report and other relevant information, prepared under responsibility of the Company and subsidiaries’ management and in accordance with the accounting practices adopted in Brazil.

2.	Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Public Accountants - IBRACON, in conjunction with the Federal Accounting Council, mainly comprising: (a) inquiries of and discussions with the officials responsible for the Company’s Accounting, Financial and Operational areas, as to the main criteria adopted in preparing the quarterly information; and (b) review of information and subsequent events that had or might have had relevant effects on the Company and its subsidiaries’ financial position and operations.

3.	Based on our special review, we are not aware of any relevant change that should be made to the above mentioned Quarterly Information (Parent Company and Consolidated), in order for it to be in conformity with the accounting practices adopted in Brazil and standards established by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), specifically applicable to the preparation of Quarterly Information.

4.	The balance sheets at December 31, 2005 (Parent Company and Consolidated), presented for comparative purposes, were audited by us on which we issued an unqualified opinion dated January 31, 2006. The statements of income for the quarter ended on March 31, 2005 (Parent Company and consolidated), also presented for comparative purposes, were reviewed by other independent auditors, who issued an unqualified special review report thereon dated May 02, 2005.

São Paulo (SP), April 25, 2006

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Luiz Carlos Marques

Accountant CRC-1SP147693/O-5

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

BALANCE SHEETS

December, 31 2005 and March 31, 2006

(In thousands of reais – R$)

(A free translation of the original issued in Portuguese)

	Parent Company		Consolidated
	03/31/06	12/31/05	03/31/06	12/31/05
Assets
Current assets	5,104,249	5,065,553	5,172,960	5,112,898

Cash and cash equivalents	1,100,484	440,166	1128356	463456
Trade accounts receivable, net	2,853,598	2,757,297	2,886,782	2,783,268
Deferred and recoverable taxes	841,973	1,591,214	882,384	1,622,774
Other recoverable amounts	60,351	46,316	61,230	47,465
Inventories	77,861	74,896	78,127	75,101
Other assets	169,982	155,664	136,081	120,834

Non-current assets	1,023,589	948,564	1,119,306	1,046,075

Deferred and recoverable taxes	452,217	429,716	480,115	458,106
Escrow deposits	529,011	481,266	529,563	481,790
Other assets	42,361	37,582	109,628	106,179

Permanent assets	12,350,101	12,786,496	12,245,441	12,690,169

Investments	486,239	479,409	247,896	253,565
Property, plant and equipment, net	11,802,796	12,241,492	11,924,059	12,358,023
Deferred charges	61,066	65,595	73,486	78,581

Total assets	18,477,939	18,800,613	18,537,707	18,849,142

	Parent Company		Consolidated
	03/31/06	12/31/05	03/31/06	12/31/05
Liabilities and shareholders’ equity
Current liabilities	4,529,758	5,402,917	4,569,316	5,431,401

Loans and financing	215,952	244,856	217,354	246,755
Trade accounts payable	1,193,467	1,476,235	1,240,272	1,506,971
Taxes payable	1,140,864	1,778,152	1,167,709	1,794,138
Dividends and interest on capital	901,226	903,356	901,226	903,356
Reserve for contingencies	69,399	67,733	69,461	67,791
Payroll and related charges	118,486	155,627	122,722	162,161
Temporary losses on derivatives	352,385	294,255	352,385	294,255
Other	537,979	482,703	498,187	455,974

Non-current liabilities	3,156,885	3,193,489	3,159,625	3,196,064

Loans and financing	2,059,006	2,150,853	2,059,006	2,150,853
Taxes payable	22,016	22,709	22,016	22,709
Reserve for contingencies	983,581	931,907	983,763	932,078
Other	92,282	88,020	94,840	90,424

Deferred income	—	—	17,470	17,470

Shareholders’ equity	10,791,296	10,204,207	10,791,296	10,204,207

Capital	5,978,074	5,978,074	5,978,074	5,978,074
Capital reserves	2,687,061	2686973	2,687,061	2686973
Profit reserves	659,556	659,556	659,556	659,556
Retained earnings	1,466,605	879,604	1,466,605	879,604

Total liabilities and shareholders’ equity	18,477,939	18,800,613	18,537,707	18,849,142

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF INCOME

Quarter ended March 31, 2006 and 2005

(In thousands of reais – R$, except earnings per share)

(A free translation of the original issued in Portuguese)

	Parent Company		Consolidated
	03/31/06	03/31/05	03/31/06	03/31/05
Telecommunications services	5,013,088	4,723,199	5,110,937	4,781,135
Revenue deductions	(1,460,018)	(1,374,241)	(1,493,114)	(1,396,170)

Net operating revenue	3,553,070	3,348,958	3,617,823	3,384,965
Cost of services provided	(1,932,349)	(1,857,320)	(1,954,180)	(1,864,313)

Gross profit	1,620,721	1,491,638	1,663,643	1,520,652

Operating expenses	(667,632)	(645,895)	(706,079)	(676,432)

Selling	(454,746)	(409,388)	(470,198)	(438,404)
General and administrative	(227,038)	(197,863)	(239,271)	(211,512)
Equity in subsidiaries	9,826	(17,681)	(2,716)	(3,329)
Other, net	4,326	(20,963)	6,106	(23,187)

Income from operations before financial expenses, net	953,089	845,743	957,564	844,220
Financial expenses, net	(86,443)	(101,465)	(87,678)	(104,448)

Nonoperating income, net	5,905	8,357	5,916	8,680

Income before taxes	872,551	752,635	875,802	748,452
Income and social contribution taxes	(285,550)	(262,733)	(288,801)	(258,550)
Reversal of interest on capital

Net income	587,001	489,902	587,001	489,902

Number of shares outstanding at the end of quarter (in thousands)	492.030	493.592.279
Earning per thousand shares – R$	1.19302	0.00099

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

1. Operations and Background

a)	Ownership control and operations

Telecomunicações de São Paulo S.A. - Telesp, hereinafter referred to as the “Company” or “Telesp”, is controlled by Telefónica S.A. that, as of March 31, 2006, holds directly and indirectly 85,36% of the common shares and 88.98% of the preferred shares of the Company.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly held company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the US Securities and Exchange Commission (SEC) and its American Depository Shares (ADSs - level II) are traded on the New York Stock Exchange (NYSE).

The Company’s activities are regulated by Brazil’s telecommunications regulator (ANATEL), in accordance with the terms of the concession granted by the Brazilian Government.

The Company is a concessionaire of the fixed switch telephone service (STFC) in Region 3, which comprises the State of São Paulo, in Sectors 31, 32 and 34 established in the General Concession Plan (PGO).

The STFC Concession Agreement was extended at December 22, 2005, for a period of 20 years, and may be amended at December 31, 2010, December 31, 2015 and December 31, 2020. This condition allows ANATEL to establish new conditions and new universalization and quality goals, under the conditions prevailing at the time.

Every two years, over the twenty years of the new period, STFC companies shall pay a renewal fee equivalent to 2% (two per cent) of the STFC income for the year prior to payment, net of taxes payable thereon.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

1. Operations and Background (Continued)

b)	Telecommunications service providers and subsidiaries

A. Telecom S.A.: new corporate name of Assist Telefônica S.A., still a wholly-owned subsidiary and closely-held company, including in its business purpose the rendering of services related to: electronic monitoring, including sale, rent, installation, operation and maintenance; billing and collection of voice and data communication services; automated voice services, providing access to information and services through fixed telephones, mobiles or public telephones, using voice and text recognition and authentication; administration and exploration of service stores and other similar or related services, including administration of franchises; production of property items in connection with equipment, devices and telecommunications and IT networks in general, in addition to installation services already rendered; operation and maintenance of telephony, data and IT internal networks; value-added services, including services related to internet content, connection and access, technology services and all necessary support referring to worldwide computer network; installation, operation and maintenance of internet, intranet and extranet solutions; sale, rent and maintenance of telecommunications and IT equipment and devices in general.

On March 1, 2006 the then subsidiary Santo Genovese Participações Ltda., after having merged into its subsidiary Atrium Telecomunicações Ltda., was acquired by A.Telecom S.A., ceasing to exist as a result of such operation. A. Telecom remained a wholly-owned subsidiary of Telesp, and also began carrying out the activities formerly performed by Atrium.

The Company believes that the acquisition of Santo Genovese by A.Telecom meets the interests of the shareholders, members and customers, and will allow the maximization of synergies through the unification of activities within a single company. It will also help rationalize the management, simplify the corporate and administrative structure and, at the same time, offer its customers more integrated services with strengthened commercial structure.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

1. Operations and Background (Continued)

b)	Telecommunications service providers and subsidiaries (Continued)

Aliança Atlântica Holding B.V.: this company headquartered in Amsterdam, Netherlands, is a 50-50 joint venture formed in 1997 between Telebrás and Portugal Telecom. With the spin-off of Telebrás in February 1998, Telebrás’ equity interest in Aliança Atlântica was transferred to the Company. Currently, 50% of Aliança Atlântica is owned by the Company and 50% by Telefónica S.A.

Companhia AIX de Participações: this company is engaged in both direct and indirect development of activities related to the construction, conclusion and operation of underground fiber optic networks. Currently, Telesp holds 50% interest in this company.

Companhia ACT de Participações: the business purpose is to participate in Refibra Consortium, render technical advisory services for preparation of projects for the conclusion of the Refibra Network, making the necessary studies to render them economically feasible, as well as monitoring of status of activities related to the Consortium. Currently, Telesp holds 50% interest in this company.

2. Presentation of the Quarterly Information

The individual (Parent Company) and consolidated interim financial statements have been prepared in accordance with Brazilian accounting practices, rules applicable to concessionaires of public telecommunications services, and accounting procedures and standards established by the Brazilian Securities Commission (CVM).

The consolidated interim financial statements include the accounts of the subsidiary A. Telecom S.A. and of the jointly-owned subsidiaries Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações, which were fully or proportionally consolidated in accordance with CVM Instruction No. 247/96.

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions have been eliminated.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

2. Presentation of the Quarterly Information (Continued)

The March 2005 Statement of Income has been reclassified, when applicable, for comparability purposes. However, the values of such reclassification are immaterial in relation to the quarterly information and, therefore, they were not published in full detail.

3. Summary of Principal Accounting Practices

The interim financial statements as of March 31, 2006 have been prepared in accordance with the principles, practices and criteria consistently applied to the financial statements for the prior year and should be analyzed together with those financial statements.

Beginning 2006, the Company has been recording a provision for the concession renewal fee on an accrual basis. Exceptionally, the first payment of this biannual fee will be in April 2007 based on the 2006 net income. Since this fee refers to two years, the Company will recognize 1% of the annual net income as cost of services in the net income for each year.

4. Cash and Cash Equivalents

	Parent Company		Consolidated
	Mar/2006	Dec/2005	Mar/2006	Dec /2005
Cash and banks	58,151	36,281	63,067	38,997
Temporary cash investments	1,042,333	403,885	1,065,289	424,459

Total	1,100,484	440,166	1,128,356	463,456

Temporary cash investments are liquid investments restated based on the Interbank Deposit Certificate (CDI) rate variation and are held with first-rated banks.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

5. Trade Accounts Receivable, Net

	Parent Company		Consolidated
	Mar/2006	Dec /2005	Mar/2006	Dec /2005
Billed amounts	2,274,813	2,178,028	2,318,449	2,204,490
Unbilled amounts	1,162,962	1,146,055	1,162,953	1,153,231

Gross accounts receivable	3,437,775	3,324,083	3,481,402	3,357,721

Allowance for doubtful accounts	(584,177)	(566,786)	(594,620)	(574,453)

Total	2,853,598	2,757,297	2,886,782	2,783,268

Current	2,114,495	2,176,410	2,122,791	2,172,579
Past-due – 1 to 30 days	512,167	461,827	517,687	473,348
Past-due – 31 to 60 days	187,899	121,943	193,662	127,630
Past-due – 61 to 90 days	85,006	55,175	89,520	59,693

Past-due – 91 to 120 days	53,696	35,393	57,442	40,306
Past-due – more than 120 days	484,512	473,335	500,300	484,165

Total	3,437,775	3,324,083	3,481,402	3,357,721

6. Deferred and Recoverable Taxes

	Parent Company		Consolidated
	Mar/2006	Dec/2005	Mar/2006	Dec/2005
Withholding taxes	46,667	59,874	47,261	61,484
Prepaid income tax	158,057	692,141	162,845	695,529
Prepaid social contribution tax	55,325	255,731	56,779	256,904

Deferred taxes	803,717	770,392	841,204	809,647

Tax loss carryforwards – Income tax	—	—	20,468	20,831
Tax loss carryforwards – Social contribution tax	—	—	7,369	7,500
Reserve for contingencies	344,577	326,442	344,660	326,520
Postretirement benefit plans	15,632	15,287	15,632	15,288
Allowance for doubtful accounts	96,549	98,836	100,142	101,408
Allowance for reduction of inventory to market value	37,342	38,704	37,388	38,750
Income tax on other temporary differences	227,659	214,060	232,018	220,110
Social contribution tax on other temporary differences	81,958	77,063	83,527	79,240
ICMS (state VAT) (*)	223,656	227,694	235,294	230,859
Other	6,768	15,098	19,116	26,457

Total	1,294,190	2,020,930	1,362,499	2,080,880

Current	841,973	1,591,214	882,384	1,622,774
Noncurrent	452,217	429,716	480,115	458,106

(*)	Refers to tax credits derived from the purchase of fixed assets, available for offset in 48 months.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

6. Deferred and Recoverable Taxes (Continued)

Deferred income and social contribution taxes

Considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable income discounted to present value based on a technical feasibility study, approved by the Board of Directors on November 21, 2005, as provided for in CVM Instruction No. 371/2002, the Company estimates the realization of the deferred taxes as of March 31, 2006 as follows:

Year	Parent Company	Consolidated
2006	225,968	231,124
2007	150,832	153,036
2008	129,238	129,928
2009	101,290	101,980
After 2010	196,389	225,136

Total	803,717	841,204

The recoverable amounts above are based on projections subject to changes in the future.

7. Other Recoverable Amounts

	Parent Company		Consolidated
	Mar/2006	Dec/2005	Mar/2006	Dec/2005
Advances to employees	5,279	5,246	5,509	5,498
Advances to suppliers	28,360	24,632	28,896	25,144
Other recoverable amounts	26,712	16,438	26,825	16,823

Total current	60,351	46,316	61,230	47,465

8. Inventories

	Parent Company		Consolidated
	Mar/2006	Dec/2005	Mar/2006	Dec/2005
Consumption materials	91,101	84,888	91,111	84,897
Resale items	85,255	90,010	85,647	90,341
Public telephone prepaid cards	10,884	13,200	10,884	13,200
Scraps	450	634	450	634
Allowance for reduction to recoverable value and obsolescence	(109,829)	(113,836)	(109,965)	(113,971)

Total current	77,861	74,896	78,127	75,101

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

8. Inventories (Continued)

The allowance for reduction to recoverable value and obsolescence takes into consideration timely analyses carried out by the Company.

9. Other Assets

	Parent Company		Consolidated
	Mar/2006	Dec/2005	Mar/2006	Dec/2005
Prepaid expenses	93,239	66,768	92,536	65,443
Receivables from Barramar S.A. (*)	—	—	69,675	71,041
Intercompany receivables - current	44,799	50,236	36,135	44,244
Onlending of foreign currency loans	30,880	30,996	1,476	1,584
Tax incentives, net of allowance	411	411	411	411
Amounts linked to National Treasury securities	8,792	9,028	8,792	9,028
Receivables - sale of property/scraps	4,275	11,607	4,275	11,607
Other assets	17,804	13,437	21,759	13,856

Total	200,200	182,483	235,059	217,214

Current	169,982	155,664	136,081	120,834
Noncurrent	30,218	26,819	98,978	96,380

(*)	Refer to receivables from Barramar S.A., recorded by Companhia AIX de Participações, net of allowance for doubtful accounts.

10. Escrow Deposits

	Parent Company		Consolidated
	Mar/2006	Dec/2005	Mar/2006	Dec/2005
Civil litigation	73,772	71,474	73,809	71,511
Tax litigation	342,498	308,462	342,869	308,828
Labor claims	112,741	101,330	112,885	101,451

Total noncurrent	529,011	481,266	529,563	481,790

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

11. Investments

	Parent Company		Consolidated
	Mar/2006	Dec/2005	Mar/2006	Dec/2005
Investments carried under the equity method	307,432	297,607	—	—

Aliança Atlântica Holding B.V.	52,861	55,583	—	—
A. Telecom S.A.	190,497	159,386	—	—
Companhia AIX de Participações	64,048	65,642	—	—
Companhia ACT de Participações	26	26	—	—
Companhia Santo Genovese Participações Ltda.	—	16,970	—	—

Negative and positive goodwill on acquisition of investments	87,373	90,368	104,843	107,838

Negative goodwill on acquisition of shares – Companhia AIX de Participações	(17,470)	(17,470)	—	—
Goodwill on acquisition – Santo Genovese Participações Ltda.	119,820	119,820	119,820	119,820
Amortization of goodwill – Santo Genovese Participações Ltda.	(14,977)	(11,982)	(14,977)	(11,982)

Investments carried at cost	91,434	91,434	143,053	145,727

Portugal Telecom	75,362	75,362	126,981	129,655
Other companies	26,795	26,795	26,795	26,795
Other investments	3,360	3,360	3,360	3,360
Tax incentives	15,164	15,164	15,164	15,164
Allowance for losses	(29,247)	(29,247)	(29,247)	(29,247)

Total	486,239	479,409	247,896	253,565

The negative goodwill on the acquisition of shares of Companhia AIX de Participações recorded by the Company was allocated to Deferred Income in the consolidated balance sheet, according to Article 26 of CVM Instruction No. 247/96.

The goodwill on the acquisition of control of Santo Genovese Participações Ltda. (parent company of Atrium Telecomunicações Ltda.), dated December 24, 2004, has been amortized on a straight-line basis over 10 years, and is based on future profitability study.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

11. Investments (Continued)

Acquisition of Santo Genovese Participações Ltda. by A.Telecom S.A.

On March 1, 2006 the Company approved the proposed acquisition of Santo Genovese by A.Telecom, kicking off the corporate reorganization process of its subsidiaries A.Telecom S.A. (former Assist Telefônica S.A), Santo Genovese Participações Ltda. and Atrium Telecomunicações Ltda., which entailed substitution of units of interest of Santo Genovese, held by Telesp, for shares issued by A.Telecom and fully attributed to the Company in lieu of the investment held in Santo Genovese.

The merger of the net equity of Santo Genovese resulted in a capital increase in A. Telecom, of R$16,969.

The main financial information of the subsidiaries, as of March 31, 2006 and December 31, 2005, is as follows:

	Mar/2006
	Aliança Atlântica	A. Telecom	Companhia AIX	Companhia ACT
Paid-up capital	105,309	270,969	460,929	1
Retained earnings (accumulated deficit)	412	(80,472)	(332,832)	51

Shareholders’ equity	105,721	190,497	128,097	52

Shares (million)
Number of subscribed and paid-up shares	88	407,154	298,562	1
Number of common shares owned	44	407,154	149,281	0,5
Ownership percentage	50%	100%	50%	50%

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

11. Investments (Continued)

Acquisition of Santo Genovese Participações Ltda. by A.Telecom S.A. (Continued)

	Dec/2005
	Aliança Atlântica	A. Telecom	Companhia AIX	Companhia ACT	Santo Genovese
Paid-up capital	110,763	254,000	460,929	1	76,850
Capital reserves	—	—	—	—	450
Retained earnings (accumulated deficit)	403	(94,614)	(329,644)	50	(60,331)

Shareholders’ equity	111,166	159,386	131,285	51	16,969

Shares (million)
Number of subscribed and paid-up shares	88	367,977	298,562	1	51,850
Number of common shares owned	44	367,977	149,281	0,5	51,850
Ownership percentage	50%	100%	50%	50%	100%

The Company’s equity in subsidiaries is as follows:

	Mar/2006	Mar/2005
Aliança Atlântica	(2,723)	(3,324)
A. Telecom	14,142	(8,783)
Companhia AIX de Participações	(1,594)	(1,894)
Companhia ACT de Participações	1	—
Santo Genovese	—	(3,680)

Total	9,826	(17,681)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

12. Property, Plant and Equipment, Net

	Parent Company
		Mar/2006			Dec/2005
	Annual depreciation %	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Property, plant and equipment		39,426,414	(27,919,057)	11,507,357	39,225,600	(27,289,214)	11,936,386

Switching and transmission equipment	12.50	15,952,247	(12,648,589)	3,303,658	15,889,256	(12,376,889)	3,512,367
Transmission equipment, overhead, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	11,582,870	(8,548,134)	3,034,736	11,544,458	(8,394,522)	3,149,936
Transmission equipment - modems	20.00	593,031	(451,045)	141,986	577,114	(428,013)	149,101
Underground and undersea cables, poles and towers	5.00 to 6.67	395,744	(218,377)	177,367	394,124	(214,528)	179,596
Subscriber, public and booth equipment	12.50	1,973,991	(1,233,945)	740,046	1,951,363	(1,184,643)	766,720
IT equipment	20.00	509,381	(428,200)	81,181	507,769	(419,646)	88,123
Buildings and underground cables	4.00	6,438,583	(3,445,345)	2,993,238	6,429,365	(3,392,523)	3,036,842
Vehicles	20.00	56,565	(37,112)	19,453	55,669	(35,736)	19,933
Land	—	253,802	—	253,802	253,802	—	253,802
Other	10.00 to 20.00	1,670,200	(908,310)	761,890	1,622,680	(842,714)	779,966

Property, plant and equipment in progress	—	295,439	—	295,439	305,106	—	305,106

Total		39,721,853	(27,919,057)	11,802,796	39,530,706	(27,289,214)	12,241,492

Average annual depreciation rates - %		10.62			10.57

Assets fully depreciated		14,755,984			14,248,626

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

12. Property, Plant and Equipment, Net (Continued)

	Consolidated
	Annual depreciation rates %	Mar/2006			Dec/2005
		Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Property, plant and equipment		39,623,728	(27,995,852)	11,627,876	39,399,562	(27,358,785)	12,040,777

Switching and transmission equipment	12.50	15,956,553	(12,649,261)	3,307,292	15,893,532	(12,377,428)	3,516,104
Transmission equipment, overhead, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	11,623,260	(8,552,093)	3,071,167	11,569,647	(8,397,114)	3,172,533
Transmission equipment - modems	20.00	593,106	(451,074)	142,032	597,184	(439,597)	157,587
Underground and undersea cables, poles and towers	5.00 to 6.67	409,520	(232,417)	177,103	407,157	(215,923)	191,234
Subscriber, public and booth equipment	12.50	1,996,307	(1,234,365)	761,942	1,951,370	(1,184,646)	766,724
IT equipment	20.00	516,666	(431,351)	85,315	519,422	(423,607)	95,815
Buildings and underground cables	4.00	6,438,634	(3,445,366)	2,993,268	6,429,416	(3,392,543)	3,036,873
Vehicles	20.00	56,940	(37,220)	19,720	56,154	(35,884)	20,270
Land	—	253,802	—	253,802	253,802	—	253,802
Other	10.00 to 20.00	1,778,940	(962,705)	816,235	1,721,878	(892,043)	829,835

Property, plant and equipment in progress	—	296,183		296,183	317,246	—	317,246

Total		39,919,911	(27,995,852)	11,924,059	39,716,808	(27,358,785)	12,358,023

Average annual depreciation rates -%		10.67			10.61

Assets fully depreciated		14,763,101			14,254,336

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

12. Property, Plant and Equipment, Net (Continued)

Returnable assets

Pursuant to the Concession Agreement, all assets pertaining to the Company’s equity and indispensable to the provision of the services described in said agreement are considered returnable and are part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the Concession Agreement. As of March 31, 2006, the net book value of such returnable assets is estimated at R$8,754,253 (R$ 9,129,592 as of December 31, 2005), comprised of switching and transmission equipment, public use terminals, external network equipment, energy equipment, and system and operation support equipment.

13. Deferred Charges

Deferred charges as of March 31, 2006 and December 31, 2005 are as follows:

	Parent Company		Consolidated
	Mar/2006	Dec/2005	Mar/2006	Dec/2005
Pre-operating expenses	12,087	14,877	17,389	20,416

Cost	55,788	55,788	65,279	65,279
Accumulated amortization	(43,701)	(40,911)	(47,890)	(44,863)

Goodwill on acquisition of the IP network	48,979	50,718	48,979	50,718

Cost	72,561	72,561	72,561	72,561
Accumulated amortization	(23,582)	(21,843)	(23,582)	(21,843)

Other	—	—	7,118	7,447

Cost	—	—	12,059	12,059
Accumulated amortization	—	—	(4,941)	(4,612)

Total	61,066	65,595	73,486	78,581

Pre-operating expenses refer to costs incurred in the pre-operating stage of long-distance services; amortization began in May 2002, over a period of 60 months.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

13. Deferred Charges (Continued)

The goodwill on acquisition of the IP network in December 2002 refers to the acquisition of the assets for the Switched IP and Speedy Link services of Telefônica Empresas S.A. The portion regarded as goodwill and recorded in deferred charges corresponds to the customer portfolio of the business. According to an appraisal report, the economic grounds of the goodwill is the expected future profitability, for an amortization period of 120 months.

14. Loans, Financing and Debentures

Consolidated				Balance as of Mar 2006
	Currency	Annual interest rate %	Maturity	Current	Long- term	Total
Mediocrédito	USD	1.75%	2014	6,678	45,738	52,416
Loans in local currency	R$	6% + 3.75% spread	Through 2006	1,402	—	1,402
Loans in foreign currency			Through 2009	188,204	513,268	701,472
Debentures	R$	103.50% of CDI	Through 2007	21,070	1,500,000	1,521,070

Total				217,354	2,059,006	2,276,360

Consolidated				Balance as of Dec 2005
	Currency	Annual interest rate %	Maturity	Current	Long- term	Total
Mediocrédito	USD	1.75%	2014	7,471	52,802	60,273
Loans in local currency	R$	6% + 3.75% spread	Through 2006	1,898	—	1,898
Loans in foreign currency			Through 2009	215,642	598,051	813,693
Debentures	R$	103.50% of CDI	Through 2007	21,744	1,500,000	1,521,744

Total				246,755	2,150,853	2,397,608

Loans in foreign currency are as follows:

Consolidated	Currency	Interest rate	Principal	Interest	Balance as of Mar/2006
Resolution 2770	USD	5.70%	87,108	8,776	95,884
Resolution 2770	USD	4.80%	271,866	12,528	284,394
“Untied Loan” – JBIC	JPY	Libor + 1.25%	320,423	771	321,194

			679,397	22,075	701,472

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

14. Loans, Financing and Debentures (Continued)

Consolidated	Currency	Interest rate	Principal	Interest	Balance as of Dec/2005
Resolution 2770	USD	5.70% to 6.90%	105,523	9,451	114,974
Resolution 2770	USD	4.80%	292,928	9,983	302,911
“Untied Loan” – JBIC	JPY	Libor + 1.25%	393,520	2,288	395,808

			791,971	21,722	813,693

Loans and financing with Mediocrédito are guaranteed by the Federal Government.

The loan from Japan Bank for International Cooperation - JBIC includes restrictive covenants related to the maintenance of certain financial indices, which to date have been met.

Long-term debt maturities (Consolidated)

Year	Amount
2007	1,549,042
2008	382,478
2009	98,083
2010	6,534
Thereafter	22,869

Total	2,059,006

Debentures

On September 3, 2004, the Company announced a Securities Distribution Program (“Program”) and, under the Program, the first issue of Telesp debentures (“Offering”).

The Program amounts to R$3.0 billion for a period of two years from the filing with the CVM, and contemplates the issuance of simple nonconvertible debentures, unsecured or subordinated, and/or promissory notes.

The Offering consisted of the issue of 150,000 simple nonconvertible unsecured debentures, with a face value of R$10, in the total amount of R$1,500,000, of a single series, maturing on September 1, 2010 (six years). The debentures bear interest with quarterly payments, equivalent to 103.5% of the DI (interbank deposit) average daily rate calculated and published by the CETIP (Clearing House for the Custody and Financial Settlement of Securities).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

14. Loans, Financing and Debentures (Continued)

The adjustment to the interest rate of debentures is estimated for September 1, 2007. On a conservative basis, the Company included, in the consolidated schedule of long-term debt maturities shown above, the principal of the debentures in the year 2007, date of the adjustment of interest rates.

15. Taxes Payable

	Parent Company		Consolidated
	Mar/2006	Dec/2005	Mar/2006	Dec/2005
Taxes on income
Income tax	224,838	709,079	226,033	711,037
Social contribution tax	80,982	257,569	81,416	258,288

Deferred taxes
Income tax	72,529	62,907	72,529	62,907
Social contribution tax	26,109	22,645	26,109	22,645

Indirect taxes
ICMS (state VAT)	640,438	659,649	657,388	665,993
PIS and COFINS (taxes on revenue)	69,251	68,470	74,663	72,944
Other	48,733	20,542	51,587	23,033

Total	1,162,880	1,800,861	1,189,725	1,816,847

Current	1,140,864	1,778,152	1,167,709	1,794,138
Noncurrent	22,016	22,709	22,016	22,709

16. Payroll and Related Charges

	Parent Company		Consolidated
	Mar/2006	Dec/2005	Mar/2006	Dec/2005
Salaries and fees	17,595	19,722	17,637	22,385
Payroll charges	68,281	68,234	71,640	71,313
Accrued benefits	3,553	5,166	3,569	5,221
Employee profit sharing	29,057	62,505	29,876	63,242

Total	118,486	155,627	122,722	162,161

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

17. Consignments on Behalf of Third Parties

	Company		Consolidated
	Mar/2006	Dec/2005	Mar/2006	Dec/2005
Collateral for deposits	1,857	1,848	1,857	1,848
Amounts charged to users	115,976	102,298	100,445	89,712
Retentions	68,417	88,922	69,585	89,725
Other consignments	1,316	1,337	1,316	1,338

Total	187,566	194,405	173,203	182,623

18. Dividends and Interest on Own Capital

	Company/Consolidated
	Mar/2006	Dec/2005
Interest on own capital	474,162	473,912

Telefônica Internacional S.A.	216,403	216,403
SP Telecomunicações Holding Ltda.	67,342	67,342
Minority shareholders	190,417	190,167

Dividends	427,064	429,444

Minority shareholders	427,064	429,444
Total	901,226	903,356

The interest on own capital and dividends payable to minority shareholders refer to declared but unclaimed amounts.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

19. Provision for Contingencies

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The Company’s management, based on the opinion of its legal counsel, recognized reserves for those cases in which an unfavorable outcome is considered probable and prudently for certain cases with possible risk of loss, as follows:

Consolidated	Nature
	Labor	Tax	Civi1	Total
Balances as of December 31, 2005	343,530	599,770	56,569	999,869

Additions	15,837	5,008	7,664	28,509
Write-offs	(4,254)	(564)	(3,264)	(8,082)
Monetary restatement	20,801	9,347	2,780	32,928

Balances as of March 31, 2006	375,914	613,561	63,749	1,053,224

Current	34,712	20,531	14,218	69,461
Noncurrent	341,202	593,030	49,531	983,763

19.1	Labor contingencies

The Company has various labor contingencies and recorded a provision of R$375,914, consolidated, to cover probable losses. The amounts involved and respective degrees of risk are as follows:

	Amount Involved
Risk	Telesp	A. Telecom	Total
Remote	1,973,678	5,675	1,979,353
Possible	105,245	—	105,245
Probable	375,684	230	375,914

Total	2,454,607	5,905	2,460,512

These contingencies involve a number of lawsuits, mainly related to salary differences, salary equalization, overtime, employment relationship with employees of outsourced companies and hazardous duty premium, among others.

None of these contingencies recorded is higher than 1% of the total amount recorded.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

19. Provision for Contingencies (Continued)

19.2	Tax contingencies

	Amount Involved
Risk	Telesp	A. Telecom	Total
Remote	2,153,602	296	2,153,898
Possible	2,353,578	2,789	2,356,367
Probable	613,561	—	613,561

Total	5,120,741	3,085	5,123,826

Based on the assessment of the Company’s legal counsel and management, a reserve amounting to R$613,561 was recorded as of March 31, 2006. The principal tax contingencies, assessed as remote, possible and probable risk, are as follows:

•	Claims by the National Institute of Social Security (INSS) referring to:

a)	Legal proceedings for the collection of Workers’ Compensation Insurance (SAT) and joint liability of the Company for payment of social security contributions allegedly not made by contractors, considered a possible risk, in the amount of R$277,448. Based on a partially unfavorable court decision, management decided to provide for R$100,829 relating to the portion of the total amount for which the likelihood of loss is probable.

b)	Discussion regarding social security contribution on certain amounts paid for compensation of salary losses resulting from economic plans (“Plano Verão” and “Plano Bresser”), in the approximate amount of R$133,063 for which an unfavorable outcome is considered possible. Based on higher court decisions and an unfavorable court decision in a similar case involving another company of the group, the Company’s management decided to provide for R$92,936 to cover potential losses, despite the legal counsel’s classification of possible risk.

c)	Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Settlement (INCRA) and Brazilian Mini and Small Business Support Agency (SEBRAE)) on the payment of various salary amounts for the period from January 1999 to December 2000, in the amount of approximately R$55,654, considered a possible risk. These lawsuits are awaiting trial court decision and at the last administrative stage, respectively. No provision was recorded based on the risk classification of this matter.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

19. Provision for Contingencies (Continued)

19.2	Tax contingencies(Continued)

d)	Notification demanding social security contributions for joint liability in 1993, in the amount of approximately R$181,481, for which the risk is considered possible. This proceeding is at the second administrative stage. No provision was made based on the risk classification of this matter.

e)	Legal proceedings imposing fines of R$161,982 for payment of dividends when the Company had allegedly a debt to the INSS. No provision was made for the balance, for which the likelihood of loss is assessed as possible. This proceeding is at the second administrative stage. No provision was made based on the risk classification of this matter.

f)	On December 20, 2005 notices were served concerning the period from May 1995 to December 1998 requiring the payment of social security contributions by means of arbitration of the tax base and considering the existence of joint liability between the Company and the service providers in general and those related to civil construction. The amount of R$229,228, which refers to the use of inadequate criteria for calculation of the arbitrated tax base, and of R$ 172,892, corresponding to the wrong definition of civil construction for arbitration, as will be shown by means of technical reports requested to Engineering Institutes, were assessed as emote risk of loss by the legal counsel. The amount of R$765,810 is classified as possible risk of loss in view of the legal arguments that support the procedure adopted by the Company and not consider the joint liability. The process is at the first lower court. No provision was made based on the risk classification of this matter.

g)	On December 20, 2005, notices were served concerning the period from January 1995 to December 1998, requiring the payment of social security contributions on amounts paid for Labor Claims of CETERP and CTBC, using the provision recorded in the Company´s balance sheet as calculation base. As per legal counsel, the risk is classified as possible in view of the lack of legal grounds for arbitration of the contributions based on accounting provision. An administrative defense was presented, and the amount totals R$5,156. No provision was made based on the risk classification of this matter

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

19. Provision for Contingencies (Continued)

19.2	Tax contingencies (Continued)

•	Claims by the Finance Secretary of the State of São Paulo, referring to:

h)	Tax assessments on October 31 and December 13, 2001, related to ICMS (state VAT) allegedly due on international long-distance calls, amounting to approximately R$19,737 for November and December 1996 and amounting to R$147,266 from January 1997 to March 1998, at the second administrative stage, assessed as possible risk, and R$180,688 for the period from April 1998 to December 1999, at the second administrative stage, assessed as remote risk. No provision was recorded based on the risk classification of these matters.

i)	Tax assessment on February 29, 2000 demanding payment of the ICMS allegedly due on cell phone activation tariff in the period from January 1995 to December 1997, plus fines and interest, amounting to approximately R$ 282,688, assessed as remote risk. The claim is at the 1st administrative stage. No provision was recorded based on the risk classification of this matter.

j)	Tax assessment on July 2, 2001 demanding the difference in ICMS paid without late-payment fine, amounting to R$5,885, assessed as possible risk. The claim is awaiting appellate court decision. No provision was recorded based on the risk classification of this matter.

k)	Tax assessment notice related to the untimely used credits in the period from January to April 2002, in the amount of R$30,267, for which the risk is considered possible. The claim is at the 2nd administrative stage. No provision was recorded based on the risk classification of this matter.

l)	Tax assessment notice related to the use of ICMS credits on acquisition of consumption materials, in the amount of R$10,988, for which the risk is considered possible. The claim is at the 2nd administrative stage. No provision was recorded based on the risk classification of this matter.

m)	Tax assessment notices related to the non-reversal of ICMS credits in proportion to tax-exempt and non-taxed sales and services in the period from January 1999 to June 2000, in addition to an ICMS credit unduly taken in March 1999. The total amount involved is R$104,933. The risk is considered possible by legal counsel. The claim is at the 2nd administrative stage. No provision was recorded based on the risk classification of this matter.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

19. Provision for Contingencies (Continued)

19.2	Tax contingencies (Continued)

n)	Notifications of around R$8,051 regarding the former Ceterp’s loss of the tax benefit established by State Decree No. 48237/03, due to underpayment for an error in the calculation of the debt, assessed as possible risk. The claim is at the 2nd administrative stage. No provision was recorded based on the risk classification of this matter.

o)	Tax collection lawsuits demanding about R$4,394 of ICMS differences for the period from May 1999 to June 2003. The Company is gathering the documents to prove that the amounts have been effectively paid. Guarantee is being provided and defense is being prepared for presentation in the lower court. The risk is assessed as possible. No provision was recorded based on the risk classification of this matter.

•	Litigation at the Federal and Municipal:

p)	The Company filed a lawsuit challenging the increase of the COFINS and PIS (taxes on revenue) tax basis (COFINS until February 2004 tax basis and PIS until November 2002 tax basis), requiring inclusion of financial and securitization income and exchange gains, instead of only operating revenues. Despite the injunction obtained suspending the change in the calculation method and the risk assessed as possible, the Company recognized a provision of R$266,630, in case it receives an unfavorable judgment.

q)	FINSOCIAL, currently COFINS, was a tax on gross operating revenues, originally established at a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged with success by several companies, which resulted in tax credits from overpayments. These credits were offset by CTBC (company merged into the Company in November 1999) against current amounts of COFINS due. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$16,413, considered a possible loss. The claim is at the higher court. No provision was recorded based on the risk classification of this matter.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

19. Provision for Contingencies (Continued)

19.2	Tax contingencies (Continued)

r)	Litigation contesting the levy of corporate income tax, social contribution tax, PASEP and COFINS on telecommunications services of Centrais Telefônicas de Ribeirão Preto S.A. – CETERP, merged in November 2000, based on paragraph 3 of Article 155 of the Federal Constitution, according to which, with the exception of ICMS (state VAT) and taxes on exports and imports, no other taxation applies to services. The Company assesses this case as probable loss and has recorded a reserve of R$71,123. The claim is in the higher court.

s)	Lawsuit seeking a court decision declaring the nonexistence of a legal tax relationship between Telesp and the Federal Government, the defendant, which would require the Company to pay the Social Contribution for Intervention in the Economic Order (CIDE) on remittances to be made based on contracts with foreign residents, since the unconstitutionality of said tax is clear. The lawsuit also seeks offset against other taxes payable, in the amount of R$2,190, monetarily restated, related to the CIDE payment made in March 2002. The Company made an escrow deposit of R$2,178 related to the remittance made on October 18, 2002. Despite the risk considered to be possible, the Company recognized a reserve for the unpaid amounts, in the amount of R$14,776. The claim is at the lower court.

t)	Tax collection claim demanding differences regarding income tax, based on DCTF’s (Declaration of Federal Tax Credits and Debits) for the first half of 1999, amounting to approximately R$5,156, assessed as possible risk. These claims are at the 1st administrative stage and no provision was recorded based on the risk classification.

u)	At the municipal level, the Company has contingencies related to the IPTU (municipal real property tax), ISS (municipal service tax), fine and interest in the amount of R$871, which have all been accrued due to the existence of favorable and unfavorable decisions regarding this matter.

v)	The Municipal Government of São Paulo assessed the Company, alleging differences in the payment of the ISS (municipal service tax), a fine of 20% not paid, in the amount of R$18,592. No reserve has been recorded for this contingency, since the attorneys responsible for this case assessed the risk as possible. The claim is at the second administrative stage.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

19. Provision for Contingencies (Continued)

19.2	Tax contingencies (Continued)

x)	On December 15, 2005, ANATEL issued Pronouncement No. 1 (subsequently renumbered to Pronouncement No. 7), whereby it confirmed the understanding that interconnection expenses are not excluded from FUST, thus changing the previous position which provided for such exclusion. The Pronouncement is applied retroactively to January 2001. Thus, through ABRAFIX (Brazilian Association of Fixed Telephony Companies), on January 9, 2006, the Company filed for a writ of mandamus with a view to ensuring the possibility of excluding interconnection expenses from the FUST calculation base. The proceeding is at trial court, and on April 10, 2006, a decision was issued whereby retroactive application of the Pronouncement was denied. The contingency risk was assessed as possible by the Company´s legal advisors. The amount involved in the period from January 2001 through November 2005 totals R$112,553. No provision was recorded based on the risk classification of this matter.

There are other contingencies that have also been accrued, in the amount of R$55,408, for which the risk is assessed by management as probable.

19.3	Civil contingencies

	Amount involved
Risk	Telesp	A. Telecom	Total
Remote	739,539	2,916	742,455
Possible	887,348	149	887,497
Probable	63,734	15	63,749

Total	1,690,621	3,080	1,693,701

These contingencies assessed as possible risk involve various matters: unacknowledged title to telephone line, indemnity for material and personal damages, and other, in the amount of approximately R$468,882.

In addition, the Company is also involved in civil class actions related to the Community Telephone Plan (PCT), where the telephone expansion plan buyers who did not receive shares in return for their financial investments seek an indemnity, in the municipalities of Diadema, São Caetano do Sul, São Bernardo do Campo, Ribeirão Pires and Mauá, involving a total amount of approximately R$286,733. The risks involved were assessed as possible by legal counsel. The claims are at appellate court level.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

19. Provision for Contingencies (Continued)

19.3	Civil contingencies (Continued)

The Association of the Participants of the Sistel in the State of São Paulo - ASTEL moved against the Company, Fundação Sistel de Seguridade Social and others, a class action questioning subjects related to the Plan of Medical Assistance for Retirees - PAMA, considering in synthesis: (i) prohibition of the collection of contribution of the retirees included in the PAMA; (ii) the registration in the PAMA of the retirees and assisted people whose registrations were suspended for insolvency; (iii) reevaluation of the economic necessities of the PAMA; (iv) restoration of the basis of incidence of the contributions on the total and gross amount of the payroll of all the employees of the company; (v) reaccreditation of all the hospitals, clinics, laboratories and doctors disaccredited by Sistel and (vi) review of the accounting distribution of shareholders´ equity. Company Management, based on the opinion of its legal counsel, assessed this suit as a possible risk, and the respective amount involved is estimated to be R$131,882. Based on the risk classification, no provision was recorded.

20. Other Liabilities

	Parent Company		Consolidated
	Mar/2006	Dec/2005	Mar/2006	Dec/2005
Provision for post-retirement benefit plans (Note 31)	45,976	44,963	45,976	44,963
Advances from customers	62,766	58,868	62,766	58,868
Amounts to be refunded to subscribers	51,393	41,212	49,636	39,874
Accounts payable – sale of share fractions after the reverse split process	99,468	99,860	99,468	99,860
Concession renewal fee (a)	30,775	—	30,775	—
Other	37,502	32,258	48,558	42,548

Total	327,880	277,161	337,179	286,113

Current	249,907	204,201	256,645	210,747

Noncurrent	77,793	72,960	80,534	75,366

(a)	Beginning 2006, the liabilities under the Concession Agreement mentioned in Note 3 have been recognized.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

21. Shareholders’ Equity

Capital as of March 31, 2006 and December 31, 2005 is R$5,978,074. Subscribed and paid-up capital is represented by shares without par value, as follows:

	Mar/2006	Dec/2005
Common shares	164,061,698	165,320,206
Preferred shares	327,968,193	328,272,072

Total Shares	492,029,891	493,592,278

Book value per share – R$	21.93	20.67

Preferred shares are nonvoting but have priority in the reimbursement of capital and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and clause II, paragraph 1, article 17, of Law No. 6404/76, with wording of Law No. 10303/01.

At the Special General Meeting held on March 9, 2006, the shareholders approved, by unanimous voting, the cancellation of 1,562,387 (one million, five hundred and sixty-two thousands, three hundred and eighty-seven) treasury shares issued by the Company, namely, 1,258,508 (one million, two hundred fifty-eight thousands, five hundreds and eight) common shares and 303,879 (three hundred and three thousands, eight hundred and seventy-nine) preferred shares, resulting from the share reverse split process occurred in Telesp in 2005, which were purchased by the Company in an auction held at the São Paulo Stock Exchange (BOVESPA) on July 15, 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

22. Operating Revenue, Net

	Parent Company		Consolidated
	Mar/2006	Mar/2005	Mar/2006	Mar/2005
Subscription (i)	1,411,733	1,380,412	1,411,733	1,380,412
Activation	26,274	17,251	26,274	17,251
Local service	800,715	727,423	811,379	727,423

Domestic long distance	776,523	769,271	788,453	769,271

Intraregional	528,653	533,569	537,226	533,569
Interregional	247,870	235,702	251,227	235,702

International long distance	39,972	32,882	41,843	32,882
Network	1,070,297	987,655	1,086,365	987,655
Use of network (i)	136,707	180,910	136,707	180,910
Public telephones	121,827	105,576	121,827	105,576
Business communication	381,071	283,319	381,242	285,151
Assignment of means (i)	99,098	104,867	99,098	104,867
Other (i)	148,871	133,633	206,016	189,737

Gross operating revenue	5,013,088	4,723,199	5,110,937	4,781,135

Taxes on gross revenue	(1,337,487)	(1,246,070)	(1,369,526)	(1,265,865)

ICMS (state VAT)	(1,143,597)	(1,069,605)	(1,166,260)	(1,082,339)
PIS and COFINS (taxes on revenue)	(187,073)	(176,026)	(195,411)	(182,015)
ISS (municipal service tax)	(6,817)	(439)	(7,855)	(1,511)
Discounts	(122,531)	(128,171)	(123,588)	(130,305)

Net operating revenue	3,553,070	3,348,958	3,617,823	3,384,965

(i)	For the better presentation of Operating Revenue to the market and regulatory agency, ANATEL, the Company made reclassifications to the amounts as of March 2005. The main reclassifications were made to the captions “subscription”, “use of network”, “assignment of means” and “other”.

Occurrence of tariff adjustments affecting recorded revenue.

On June 30, 2005, through Acts No. 51300 and 51301, ANATEL approved tariff adjustment percentages for fixed-switch telephone service (STFC), based on the criteria established in the local and domestic long-distance concession contracts, effective July 3, 2005. Average increases were as follows:

Local: 7.27%

Long distance: 2.94%

Network usage fee for local interconnection (TU-RL): (13.32%)

Network usage fee for long distance interconnection (TU-RIU): 2.94%

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

22.	Operating Revenue, Net (Continued)

On June 29, 2004, through Acts No. 45011 and 45012, ANATEL approved tariff adjustment percentages for fixed-switch telephone service (STFC), based on the criteria established in the local and domestic long-distance concession contracts, effective July 2, 2004, except for Region 32 (former CETERP), effective from July 3, 2004. On July 2, approved percentages were applied on tariff bases determined by injunction. Average adjustments were the following:

Local: 6.89%

Long-distance: 3.20%

Network usage fee for local interconnection (TU-RL): (10.47%)

Network usage fee for long distance interconnection (TU-RIU): 3.20%

23.	Cost of Services Provided

	Parent Company		Consolidated
	Mar/2006	Mar/2005	Mar/2006	Mar/2005
Depreciation and amortization	(585,308)	(603,905)	(589,345)	(607,809)
Personnel	(60,890)	(48,624)	(62,911)	(50,172)
Materials	(8,926)	(13,426)	(9,063)	(13,437)
Network interconnection	(900,059)	(854,987)	(901,621)	(852,634)
Outside services	(285,416)	(279,750)	(297,355)	(281,810)
Other	(91,750)	(56,628)	(93,885)	(58,451)

Total	(1,932,349)	(1,857,320)	(1,954,180)	(1,864,313)

24.	Selling Expenses

	Parent Company		Consolidated
	Mar/2006	Mar/2005	Mar/2006	Mar/2005
Depreciation and amortization	(3,075)	(1,885)	(3,096)	(1,885)
Personnel	(69,420)	(54,347)	(71,656)	(55,890)
Materials	(21,432)	(13,628)	(21,469)	(13,651)
Outside services (i)	(247,180)	(240,623)	(255,793)	(265,966)
Allowance for doubtful accounts	(100,674)	(90,259)	(104,814)	(92,279)
Other	(12,965)	(8,646)	(13,370)	(8,733)

Total	(454,746)	(409,388)	(470,198)	(438,404)

(i)	The commissions paid to Telefônica Empresas S.A. that were being recorded under the caption “Other Operating Income (Expenses), Net”, started to be included as selling expenses and the amount related to March 2005 was reclassified for better presentation of the information.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

25. General and Administrative Expenses

	Parent Company		Consolidated
	Mar/2006	Mar/2005	Mar/2006	Mar/2005
Depreciation and amortization	(66,500)	(62,196)	(70,344)	(65,778)
Personnel	(63,947)	(31,152)	(68,767)	(35,599)
Materials	(1,314)	(2,999)	(1,429)	(3,101)
Outside services	(91,402)	(97,156)	(94,437)	(102,236)
Other	(3,875)	(4,360)	(4,294)	(4,798)

Total	(227,038)	(197,863)	(239,271)	(211,512)

26. Financial Expenses, Net

	Parent Company		Consolidated
	Mar/2006	Mar/2005	Mar/2006	Mar/2005
Financial income	197,376	102,249	197,237	104,702

Income from temporary cash investments	28,550	10,091	29,297	11,975
Gains on derivative transactions	65,093	26,951	65,093	26,951
Interest	15,711	17,604	14,628	17,663
Monetary/exchange variations	86,636	45,925	86,638	46,339
Other	1,386	1,678	1,581	1,774

Financial expenses	(283,819)	(203,714)	(284,915)	(209,150)

Interest	(101,522)	(91,052)	(102,241)	(95,082)
Losses on derivative transactions	(150,048)	(80,833)	(150,048)	(81,680)
Expenses on financial transactions	(17,852)	(17,810)	(18,218)	(18,317)
Monetary/exchange variations	(14,397)	(14,019)	(14,408)	(14,071)

Total	(86,443)	(101,465)	(87,678)	(104,448)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

27. Other Operating Expenses, Net

	Parent Company		Consolidated
	Mar/2006	Mar/2005	Mar/2006	Mar/2005
Income	105,018	78,200	107,799	77,735

Technical and administrative services	13,955	5,714	13,084	5,031
Income from supplies	5,249	407	5,249	407
Dividends	29	2	29	2
Fines on telecommunication services	28,192	28,321	28,192	28,321
Recovered expenses	34,952	14,333	38,337	14,336
Reversal of reserve for contingencies	5,860	13,526	6,151	13,679
Reversal of reserve for post retirement benefit plans	—	478	—	478
Other	16,781	15,419	16,757	15,481

Expenses	(100,692)	(99,163)	(101,693)	(100,922)
Write-offs and adjustments to realizable value of supplies	(732)	(1,644)	(731)	(1,794)
Goodwill amortization – Ceterp and Santo Genovese	(2,920)	(11,006)	(2,920)	(11,006)
Donations and sponsorships	(3,460)	(440)	(3,460)	(447)
Taxes (except for income and social contribution taxes)	(61,623)	(56,061)	(61,423)	(56,523)
Reserve for contingencies	(24,655)	(25,577)	(24,662)	(25,623)
Other	(7,302)	(4,435)	(8,497)	(5,529)

Total	(4,326)	(20,963)	(6,106)	(23,187)

The commissions paid to Telefônica Empresas S.A. that were being recorded under the caption “Other Operating Income (Expenses), Net”, started to be included as selling expenses and the amount related to March 2005 was reclassified for better presentation of the information.

28. Non-operating Income, Net

	Parent Company		Consolidated
	Mar/2006	Mar/2005	Mar/2006	Mar/2005
Income	11,626	13,181	11,688	13,512

Proceeds from sale of property, plant and equipment and investments	2,746	2,456	2,747	2,596
Unidentified revenue	6,488	8,190	6,502	8,208
Other	2,392	2,535	2,439	2,708

Expenses	(5,721)	(4,824)	(5,772)	(4,832)

Cost of sale of property, plant and equipment and investments	(5,721)	(4,806)	(5,772)	(4,814)
Other	—	(18)	—	(18)

Total	5,905	8,357	5,916	8,680

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

29. Income and Social Contribution Taxes

The Company recognizes income and social contribution taxes monthly on accrual basis and pays the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction. The taxes calculated on income as of the date of the financial statements are recorded in liabilities or assets, as applicable. Prepayments of income and social contribution taxes are recorded as deferred and recoverable taxes.

Reconciliation of tax expenses and standard rates

Reconciliation of the reported tax charges and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in March 2006 and 2005 is shown in the table below:

	Parent Company		Consolidated
	Mar/2006	Mar/2005	Mar/2006	Mar/2005
Income before taxes	872,551	752,635	875,802	748,452

Social contribution tax
Social contribution tax expense	(78,530)	(67,737)	(78,822)	(67,361)
Permanent differences:
Equity pick-up	884	(1,591)	80	(630)
Nondeductible expenses, gifts, incentives and dividends received	2,022	(279)	2,255	(512)

Social contribution tax expense in the statement of income	(75,624)	(69,607)	(76,487)	(68,503)

Income tax
Income tax expense	(218,138)	(188,159)	(218,951)	(187,113)
Permanent differences:
Equity pick-up	2,456	(4,420)	222	(1,751)
Nondeductible expenses, gifts, incentives and dividends received	5,621	(814)	6,280	(1,450)

Other
Incentives (cultural, food and transportation)	135	267	135	267

Corporate income tax expense in the statement of income	(209,926)	(193,126)	(212,314)	(190,047)

Total (corporate income tax + social contribution tax)	(285,550)	(262,733)	(288,801)	(258,550)

The breakdown of deferred income and social contribution taxes, assets and liabilities, on temporary differences is shown in Notes 6 and 15, respectively.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

30. Related Party Transactions

Significant balances with related parties are as follows:

	Mar/2006	Dec/2005
ASSETS
Current assets	200,578	232,658

Trade accounts receivable	158,755	181,914
Other recoverable amounts	5,688	6,500
Other assets	36,135	44,244

Noncurrent assets	10,650	9,799

Intercompany receivables	10,650	9,799

Total assets	211,228	242,457

LIABILITIES
Current liabilities	650,813	676,174

Trade accounts payable	298,348	329,159
Other	283,746	283,746
Consignments on behalf of third parties	587	665

Intercompany payables	68,132	62,604

Noncurrent liabilities
Intercompany payables	15,956	16,767

Other	12,692	13,444
Other liabilities	3,264	3,323

Total liabilities	666,769	692,941

	Consolidated
	Mar/2006	Mar/2005
STATEMENT OF INCOME
Revenue	99,758	105,377

Telecommunications services	89,143	95,507
Financial income	17	354
Other operating revenue	10,598	9,516
Costs and expenses	(604,786)	(585,446)

Cost of services provided	(473,721)	(458,678)
Selling	(102,101)	(102,816)
General and administrative	(28,964)	(23,952)
Other operating expenses

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

30. Related Party Transactions (Continued)

Trade accounts receivable include receivables for telecommunications services, principally from Telerj Celular S.A., Celular CRT S.A., TeleBahia Celular S.A., Celular S.A., Telefônica Empresas S.A., Atento Brasil S.A., Terra Networks Brasil S.A., Global Telecom S.A., Tele Centro Oeste Celular Participações S.A. and subsidiaries, and Telesp Celular S.A., principally for long-distance services.

Other recoverable amounts in current assets refer principally to advances to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

Intercompany receivables in current and noncurrent assets comprise credits from Telefônica Empresas S.A., Telefónica Internacional S.A., Telefônica S.A., Telesp Celular S.A., Telefônica Publicidade e Informação Ltda., Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., Atento Brasil S.A., and other group companies, corresponding to services rendered, advisory fees, expenses with salaries and other expenses paid by the Company to be refunded by the related companies.

Trade accounts payable include services provided primarily by Atento Brasil S.A., Telerj Celular S.A., TeleBahia Celular S.A., Telefônica Empresas S.A., TIWS USA, Terra Networks Brasil S.A., Telefônica Pesquisa e Desenvolvimento Ltda., Global Telecom S.A., Celular CRT S.A., Telesp Celular S.A., Telest Celular, and for international long-distance services provided principally by Compañia de Telecomunicaciones de Chile Transmisiones Regionales S.A. and Telefónica de Argentina S.A. We also highlight the rendering of administrative services in the accounting, financial, human resources, equity, logistics and IT areas payable to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

Intercompany payables in current and noncurrent liabilities are comprised mainly of consulting fees and management fee payable to Telefónica Internacional S.A., voice and data communication services payable to Telefônica Empresas S.A., and reimbursements payable to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

Revenue from telecommunications services comprises mainly billings to Telesp Celular S.A., Telefônica Empresas S.A., Terra Networks Brasil S.A. and Atento Brasil S.A.

Other operating revenues are mainly from network infrastructure leased to Telesp Celular S.A.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

30. Related Party Transactions (Continued)

Cost of services provided refers mainly to expenses of interconnection services provided by Telesp Celular S.A., CRT Celular S.A., and Tele Centro Oeste Celular Participações S.A. and their subsidiaries, call center management services provided by Atento Brasil S.A., traffic services (mobile terminal) provided by Telesp Celular S.A. and internet – IP Network traffic services provided by Telefônica Empresas S.A.

Selling expenses refer mainly to data transmission services provided by Telefônica Empresas S.A., marketing services by Atento Brasil S.A., Internet services by Terra Networks Brasil S.A., and commissions paid to cellular telephone operators, mainly to Telesp Celular S.A., Celular CRT S.A., Tele Centro Oeste Celular Participações S.A., and commissions on voice and data communication services provided by Telefônica Empresas S.A.

General and administrative expenses refer to administrative services provided by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. and management fee payable to Telefónica Internacional S.A.

31. Post Retirement Benefit Plans

Telesp, together with other companies of the former Telebrás System, sponsors private pension benefit plans and health care plans for retirees, managed by Fundação Sistel de Seguridade Social (“Sistel”). Until December 1999, the plans managed by Sistel were multiemployer benefit plans. On December 28, 1999, the sponsors of the plans managed by Sistel negotiated the conditions for the creation of plans separated by sponsor (PBS Telesp Plan) and the continuation of participation in the multiemployer plans only for participants who were already retired on January 31, 2000 (PBS-A), resulting in a proposal for restructuring the statutes and regulations of Sistel, which was approved by the Secretariat for Pension Plans on January 13, 2000.

In December 2004, the entity Visão Prev Sociedade de Previdência Complementar was formed to manage the Visão and PBS Telesp plans, which were transferred from Sistel to new entity. The process of transfer was approved by the Secretariat for Pension Plans (currently Previc) through Official Letter No. 123, of October 7, 2004. The transfer of assets and liabilities of the plans was made on February 18, 2005.

The transfer of plans did not impose any burden on the plan participants, because the wording of the regulations and all rights of the participants were maintained. Sistel will continue to manage the PBS-A and PAMA plans, and Telesp will continue to sponsor these plans jointly with other Sistel’s sponsors.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

31. Post Retirement Benefit Plans (Continued)

Telesp individually sponsors a defined benefit retirement plan (PBS Telesp Plan), which covers approximately 1% (0.92%) of the Company’s employees. In addition to the supplemental pension benefit, health care (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions to the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding method is the capitalization method and the sponsor’s contribution is 6.93% of payroll of employees covered by the plan, of which 5.43% is allocated to fund the PBS Telesp Plan and 1.5% to the PAMA Plan.

In view of the favorable results from Telesp´s PBS Plan, exceptionally in 2006 there will be not contributions for Past Service.

For the other Telesp employees, there is an individual defined contribution plan - Visão Telesp Benefit Plan, established by Sistel in August 2000. The Visão Telesp Plan is funded by contributions made by the participants (employees) and by the sponsor which are credited to participants’ individual accounts. Telesp is responsible for bearing all plan administrative and maintenance expenses, including participant’s death and disability risks. The employees participating in the defined benefit plan (PBS Telesp Plan) were granted the option of migrating to the Visão Telesp Plan. The new Plan was also offered to the other employees who did not participate in the PBS Telesp Plan, as well as to new hires. The Company’s contributions to the Visão Telesp Plan are equal to those of the employees, varying from 2% to 9% of the contribution salary, based on the percentage chosen by the participant.

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB - Companhia Telefônica Brasileira.

In the first quarter of 2006, the Company made contributions to the PBS Telesp Plan in the amount of R$14 (R$97 in the same period of 2005) and to the Visão Telesp Plan in the amount of R$5,681 (R$ 5,252 in the same period of 2005).

A. Telecom individually sponsors a defined contribution plan similar to that of Telesp, the Visão Assist Benefit Plan, which covers about 49% of its employees. A. Telecom’s contributions to that plan totaled R$78 (R$60 in the same period of 2005).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

31. Post Retirement Benefit Plans (Continued)

The actuarial valuation of the plans was made in December 2005 based on the employees’ data as of November 2005 and the projected unit credit method was adopted. Actuarial gains or losses for each year were immediately recognized. The plans assets relate to November 30, 2005. For multiemployer plans (PAMA and PSB-A), the apportionment of the plan assets was made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

The status of the plans as of March 31, 2006 and December 31, 2005, whose liabilities are recorded in the caption “Other” (Note 20), is as follows:

Plan	Mar/2006	Dec/2005
PBS / CTB	22,427	21,857
PAMA	23,549	23,106

Total	45,976	44,963

Shown below are expenses estimated for 2006 as per actuaries’ report:

	PBS /Visão Telesp/CTB	PAMA	Visão –Assist
Current service cost	89	—	35
Interest cost	9,296	8,616	21
Expected return on plan assets	(9,059)	(6,846)	(48)
Employees’ contributions	(47)	—	—

Total expenses for 2006	279	1,770	8

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

32. Insurance (not reviewed by the auditors)

The policy of the Company and its subsidiaries, as well as that of the Telefónica Group, includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment, following Telefónica S.A.’s corporate program guidelines. In this context, Telecomunicações de São Paulo S.A. – Telesp complies with the Brazilian legislation for contracting insurance coverage.

Type	Insurance Coverage
Operating risks (loss of profits)	US$7,262,620 thousand
Optional third-party liability - vehicles	R$1,000
ANATEL guarantee insurance	R$3,295

33. Financial Instruments

In compliance with the terms of CVM Instruction No. 235/95, the Company and its subsidiaries made a valuation of their assets and liabilities based on fair values, based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

Carrying and fair values of financial instruments as of March 31, 2006 and December 31, 2005 are as follows:

	Consolidated
	Mar/2006		Dec/2005
	Carrying value	Fair value	Carrying value	Fair value
Loans and financing	(2,276,360)	(2,280,936)	(2,397,608)	(2,404,200)
Derivatives	(352,385)	(291,703)	(294,255)	(224,681)
Cash and cash equivalents	1,128,356	1,128,356	463,456	463,456

	(1,500,389)	(1,444,283)	(2,228,407)	(2,165,425)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

33. Financial Instruments (Continued)

The Company has a direct interest of 0.71% and, through the subsidiary Aliança Atlântica, an indirect interest of 0.24% in Portugal Telecom, carried at cost. The investment, at market value, is based on the last quotation of March 2006 on the Lisbon Stock Exchange for Portugal Telecom, equivalent to 10.01 euros (8.55 euros at December 31, 2005):

	Consolidated
	Mar/2006		Dec/2005
	Carrying value	Fair value	Carrying value	Fair value
Portugal Telecom – direct investment	75,362	210,677	75,362	189,267
Portugal Telecom – indirect investment through Aliança Atlântica	51,619	70,226	54,293	63,089

	126,981	280,903	129,655	252,356

The principal market risk factors that affect the Company’s business are detailed below:

a) Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. To reduce this risk, the Company enters into hedge contracts (swaps) with financial institutions.

The Company’s indebtedness and the result of loan, financing and purchase commitment liabilities denominated in foreign currency are significantly affected by the foreign exchange rate risk. As of March 31, 2006, 33.12% (36.45% as of December 31, 2005) of the debt was denominated in foreign currency (U.S. dollar, Canadian dollar and yen); 99.58% (99.37% as of December 31, 2005) of this debt was covered by asset positions on currency hedge transactions (swaps for CDI). Gains or losses on these operations are recorded in income. As of March 31, 2006, these transactions generated a net loss of R$ 85,348 (consolidated). As of March 31, 2006, the Company has recorded a liability of R$ 352.778 to reflect the existing temporary loss. As these concern hedging transactions, part of the net consolidated negative result of R$ 85,348 with derivatives is offset against exchange gains on debts, in the amount of R$56,663.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

33. Financial Instruments (Continued)

a) Exchange rate risk (Continued)

The carrying value and fair value of the Company’s net excess (exposure) to the exchange rate risk as of March 31, 2006 and December 31, 2005 are as follows:

	Consolidated
	Mar/2006		Dec/2005
	Carrying value	Fair value	Carrying value	Fair value
Liabilities
Loans and financing	753,888	754,227	873,966	875,581
Purchase commitments	60,459	60,459	37,138	37,138

Asset position on swaps	750,696	759,260	868,450	879,560

Net excess (exposure)	(63,651)	(55,426)	(42,654)	(33,159)

In view of the complexity of the process and insignificance of results, the Company decided not to renew the coverage of non-financial liabilities denominated in foreign currency. However, the exposure will continue to be monitored, and the Company may take out new coverage should the exposure become significant or be defined by the Company as material.

The valuation method used to calculate the fair value of loans, financing and hedge instruments (foreign exchange swaps) was the discounted cash flow method, considering expected settlement or realization of liabilities and assets, at market rates prevailing on the balance sheet date.

For purposes of accounting practices adopted in Brazil, hedge operations (swap) are valued on the accrual basis, considering the contractual provisions.

b) Interest rate risk

This risk arises from the possibility that the Company may incur losses due to internal and external interest rate fluctuations affecting the Company’s results.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

33. Financial Instruments (Continued)

b) Interest rate risk (Continued)

As of March 31, 2006, the Company had R$753,888 (R$ 873,966 as of December 31, 2005) of loans and financing in foreign currency, of which R$ 432,694 (R$478,158 as of December 31, 2005) was at fixed interest rates and R$ 321,194 (R$ 395,808 as of December 31, 2005) was at variable interest rates (Libor). To hedge against the exchange risk on these foreign currency debts, the Company has hedge transactions in order to peg these debts to local currency, at floating rates indexed to the CDI (inter bank deposit rate), in a way that the Company’s financial result is affected by the CDI. The balance of loans and financing also includes debentures issued in 2004 with interest based on the variation of the CDI of R$1,521,070 (R$ 1,521,744 as of December 31, 2005), as described in Note 14. On the other hand, the Company invests its cash surplus (temporary cash investments) of R$ 1,128,356 (R$ 463,456 as of December 31, 2005) mainly in short-term instruments, based on the CDI variation, which also reduces this risk. The carrying values of these instruments approximate their corresponding fair values, since they may be redeemed in the short term.

As of March 31, 2006, the Company had swap transactions – CDI vs. fixed rate, to partially hedge against fluctuations in internal interest rates. Maturity of such hedged operations, in the total amount of R$540,380, is January 2007. These derivative operations generated a net consolidated positive result of R$393, and this temporary gain is recorded in liabilities, to offset the temporary loss on the currency hedge transaction.

Another risk to which the Company is exposed to is the non-matching of the monetary restatement indices for its debt and for accounts receivable. Telephone tariff adjustments do not necessarily match increases in local interest rates which affect the Company’s debt.

c) Debt acceleration risk

As of March 31, 2006, the Company’s loan and financing agreements contain restrictive covenants, typically applicable to such agreements, relating to cash generation, indebtedness ratios and other. These restrictive covenants have been met by the Company and have not restricted the Company’s ability to conduct its ordinary course of business.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

33. Financial Instruments (Continued)

d) Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty of receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer bill has been overdue for more than 30 days. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

As of March 31, 2006, the Company’s consolidated customer portfolio had no subscribers whose receivables were individually higher than 1% of the total trade accounts receivable.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by dispersing it among top-tier financial institutions.

34. Relevant Fact

On March 9, 2006, the Boards of Directors of Telesp and Telefônica Data Brasil Holding Ltda. (TDBH), both under control of the Telefônica Group, approved the proposal that aims at a restructuring of the Multimedia Communication Services (“MCS”) of Telefônica Empresas S.A. and Telesp. The operation will have the following steps:

(i)	acquisition of TDBH by Telesp, whereby TDBH members will receive Telesp shares in accordance with the exchange ratio announced. With this operation, Telefônica Empresas S.A. will become a fully-owned subsidiary of Telesp. Telesp will succeed TDBH in all its rights and obligations; and,

(ii)	split-off of Telefônica Empresas, with transfer of the MCS activities and assets to Telesp in the regions in which such services is already provided by Telesp.

This restructuring process will bring the following benefits to the Companies and their respective shareholders:

(i)	Greater administrative, commercial, operational, fiscal and financial efficiency respecting data transmission activities developed by Telefônica Empresas, by A. Telecom, and by Telesp;

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

34. Relevant Fact (Continued)

(ii)	Increased marketability of shares, principally for TDBH shareholders, but also for Telesp shareholders; and,

(iii)	Cost reduction with the concentration of activities from all companies within a single publicly-traded company, Telesp.

The Special General Meetings of TDBH, TELESP and Telefônica Empresas were called to be held on April 28, 2006 for resolution of said restructuring proposal.

Full documentation of the operation is available to general public at the headquarters of the Companies and at the CVM site.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

			Variation
	Mar/06	Mar/05%		R$
Gross Operating Revenue	5,110.9	4,781.10	6.9	329.8
Net Operating Revenue	3,617.8	3,385.0	6.9	232.8
Cost of Services	(1,923.4)	(1,864.3)	3.2	(59.1)
Financial Result, Net	(87.7)	(104.5)	(16.1)	16.8
Operating Expenses/Revenues	(736.8)	(676.4)	8.9	(60.4)
Operating Profit	869.9	739.8	17.6	130.1
Net Income for the Period	587.0	489.9	19.8	97.1

1.	Net Operating Revenue in late March 2006 amounted to R$3,617.8, which is 6.9% up on the same period last year, from R$3,385.0 to R$232.8, mainly due to the release of new alternative products, enhancement of digital answering machine services and increased use of economic lines, in addition to the growth in company communication services, mainly due to the expansion of broadband services (“speedy”).

2.	Cost of Services is 3.2% up on the same period last year, increasing by R$59.1, mainly due to the increased use of fixed and mobile network, increased use of incoming long-distance fixed traffic of other operator with mobile termination in region III, whose rates increased by 4.5% in June 2005 (VUM).

3.	The negative financial results decreased by R$(16.8) due to the large average volume of short-term financial investments (CDB), with eventual earnings of R$17.0, net.

Net Financial Result Annual Comparison – R$			Variation
	Mar/06	Mar/05%		R$
Financial Operating Results	30.3	13.3	127.8	17.0
Hedge Operating Results	(85.4)	(55.1)	55.0	(30.3)
CPMF Tax	(17.6)	(17.4)	1.1	(0.2)
Interest Receivable	14.6	17.7	(17.0)	(3.0)
Interest Payable	(101.7)	(95.1)	7.0	(6.7)
Monetary / Foreign Exchange Variation	72.2	32.2	123.5	39.9

Net Financial Result	(87.6)	(104.4)	(16.0)	16.8

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

4.	Operating Profit is 17.6% up on the same period last year. This result is mostly due to revenue growth and stringent control over expenses.

5.	Operating data (*)

Evolution of the main operating data:

	Unit	Mar/06	Mar/05	Variation %
Installed lines	Line	14,322,760	14,200,030	0.9
Fixed lines in Use	Line	12,376,898	12,363,952	0.1
Local traffic
Pulses – registered	Pulses (thousands)	7,678,623	7,864,824	(2.4)
Pulses – exceeding	Pulses (thousands)	5,220,401	5,298,452	(1.5)
Public Telephones in Use	Telephone sets	331,414	330,999	0.1

(*)	Not reviewed by independent auditors.

6.	Investments

The Company submitted to the consideration of the Board of Directors the Capital Budget for 2006, amounting to R$1,756.4 consolidated, which was later submitted and approved by the Annual General Meeting on March 30, 2006. Capital will be sourced by operations.

In the 1st quarter of 2006, the Company invested the consolidated amount of R$228.0. By March 2006 the new capital expenditure commitments are as follows:

Expenditure Year	Total Contracted	Total Budgeted
2006	400,972	442,359

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

6.1	Sale of Lines (*)

In late March 2006 the Company had 12,376,898 lines in use, of which 75% are residential customers, 12% are non-residential customers and 7% are companies, and the remainder consists of line for own use and Public Telephone sets.

6.2	Public Telephones (*)

The Company owns a Public Telephone plant that produces 331,414 units to serve the population of the São Paulo State in ongoing compliance with the regulator requirements.

(*)	Not reviewed by the independent auditors.

7.	Anatel

7.1	Goals

The quality and universalization goals of the Fixed Switching Telephone Service (STFC) are available for monitoring by the Company on the webpage of the Brazilian Telecommunications Agency (ANATEL) at www.anatel.gov.br.

7.2	Concession contracts

The STFC concession contract was extended on December 22, 2005 for 20 years more and may be amended on December 31, 2010, December 31, 2015 and December 31, 2020. ANATEL is thereby allowed to establish new conditions and new universalization and quality goals in light of the conditions then existing.

8.	A.Telecom S.A.

On March 1, 2006 the Company approved the merger of its wholly-owned subsidiary Santo Genovese Participações Ltda. into wholly-owned subsidiary A.Telecom S.A., in the belief that such merger meets the interests of shareholders and customers and will allow enhanced synergies by the consolidation of the activities into a sole company, rationalized management, simplified management and shareholding structure and, at the same time, provide customers with broadened and more integrated service and further robust business performance.

Such wholly-owned subsidiary of the Company has been positively contributing to results due to its successful operations and constant growth of management of telephone services in office buildings.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE

March 31, 2006

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

9.	Alternative Fixed Telephone Service Plans

The alternative fixed telephone service plans make Telesp installed capacity more profitable and serve market segments then lacking more economic options to access fixed telephones. This reflects the Telesp commitment to the universalization of telecommunication services in the São Paulo State, which outperform regulatory requirements, and to the socialization of access to communication and information. In the 1st quarter of 2006 alternative plans were deployed for certain market segments, in addition to the minutes plans, as follows:

•	“Leisure” Line, released on January 13, 2006, this service is intended for holiday or temporary use homes, with no installed telephone line. The control over telephone use is performed through a call lock and unlock password. Monthly rate is R$34.90 (unlimited use), with a promotional price of R$19.90 for customers who own a traditional line installed in another city. The “Leisure” line activation rate is R$88.00, payable in 10 installments. Calls are charged by minutes, including local calls.

•	Minutes Plans, released on January 26, 2006, these plans grant discounts of up to 40% on local calls, with progressive discounts in relation to the volume of minutes contracted. There are also versions for calls from a fixed phone to a mobile phone and for long-distance calls within the same Brazilian state. In the 1st quarter of 2006 more than 195 thousand minutes packages were sold.

•	Control Line, released on February 2, 2006, this service allows total control over expenses on a fixed telephone. Monthly rate is R$64.00 (taxes included), this plan provides a 400-minute package for calls between fixed telephone lines. The customer uses the (prepaid) Economy Card) to pay exceeding minutes, long-distance calls, and calls to a mobile phone. The Control Line is activated at a promotional price of R$88.01 in 10 installments.

•	Young Line, release on February 10, 2006, this is a perfect service for a second telephone line in a home and assures the control over expenses on a monthly fixed bill. A promotional price of R$46.90 (basic subscription included) is charged to customers who already own a telephone line under the same CPF (taxpayer number) and address. This line offers unlimited use of 450 minutes for calls between fixed telephone lines. For long-distance and cellular calls the customer uses the (prepaid) Economy Card. The Young Line is activated at a promotional price of R$88.00 in 10 installments.

10.	Supplementary information

For further details about the Company’s performance, consult the “Press Release” which is available at the website www.telefonica.com.br.

******************

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: June 06, 2006	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director